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                           May 25, 2021

       Heather Turner
       Chief General Counsel
       Lyell Immunopharma, Inc.
       400 East Jamie Court, Suite 301
       South San Francisco, California 94080

                                                        Re: Lyell Immunopharma,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 12,
2021
                                                            CIK No. 0001806952

       Dear Ms. Turner:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 12, 2021

       Notes to Unaudited Condensed Consolidated Financial Statements
       14. Subsequent Events, page F-55

   1. Please disclose the amount of the stock compensation expense you expect to recognize for these equity
instruments in 2021.
       General

   2. We note that Lyell Immunopharma Inc. appears to own investment securities that have a value exceeding 40% of
the value of the company   s assets. Please see Section 3(a)(1)(C)
                                                        of the Investment
Company Act of 1940. Please provide us with a detailed analysis as to whether Lyell is an
investment company as defined under the Investment Company Act
 Heather Turner
Lyell Immunopharma, Inc.
May 25, 2021
Page 2
      and subject to registration under the Act or whether the company would be deemed not to be an investment company. See Rule 3a-8 of the Investment Company Act.
       You may contact Jenn Do at 202-551-3743 or Vanessa Robertson at 202-551-3649 if you
have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,
FirstName LastNameHeather Turner
                                                         Division of
Corporation Finance
Comapany NameLyell Immunopharma, Inc.
                                                         Office of Life
Sciences
May 25, 2021 Page 2
cc:       Dave Peinsipp
FirstName LastName